14008331

File No. 83-1
Regulation IA
Rule 3

Received SEC

OCT 2 1 2014

Washington, DC 20549

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, D.C. 20549

REPORT OF

THE INTER-AMERICAN DEVELOPMENT BANK

(the "Bank")

In respect of the Bank's

Series No. 489

CAD300,000,000 1.875 percent Notes due March 20, 2020

Filed pursuant to Rule 3 of Regulation IA

Dated: October 17, 2014

File No. 83-1
Regulation IA
Rule 3

The following information is filed pursuant to Rule 3 of Regulation IA in respect of the issuance by the Bank of CAD300,000,000 1.875 percent Notes due March 20, 2020, Series No. 489 (the "Notes") under the Bank's Global Debt Program (the "Program"). The Notes are being issued pursuant to: the Prospectus dated January 8, 2001 (the "Prospectus") and the Standard Provisions dated January 8, 2001 (the "Standard Provisions") (both previously filed); and the Terms Agreement dated October 17, 2014 (the "Terms Agreement") and the Pricing Supplement dated October 17, 2014 (the "Pricing Supplement") (both attached hereto). This report contains information specified in Schedule A to Regulation IA concerning a particular issue of securities which has not been previously available.

Item 1. Description of Securities

See cover page and pages 17 through 31 of the Prospectus; and the attached Pricing Supplement.

Item 2. Distribution of Securities

See pages 42 through 44 of the Prospectus; and the attached Terms Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commission[1]	Proceeds to the Bank
Per Note:	99.684%	0.1250%	99.5590%
Total:	CAD299,052,000.00	CAD375,000.00	CAD298,677,000.00

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 3 above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

See page 5 of the Prospectus.

Item 7. Exhibits

(A) Opinion of the Chief Counsel of the Bank as to the legality of the obligations, dated March 13, 2014
(B) Pricing Supplement
(C) Terms Agreement

1 The Bank has agreed to indemnify the Underwriters against certain liabilities.

Exhibit A

March 13, 2014

To the Dealers appointed
from time to time pursuant to a
Terms Agreement or Appointment Agreement
under the Global Debt Program of the
Inter-American Development Bank

Ladies and Gentlemen:

I have participated in the proceedings of the Inter-American Development Bank (the "Bank") to establish the Global Debt Program of the Bank, as it may be amended, restated, or superseded from time to time (the "Program"), and to authorize the issue and sale of Notes thereunder (the "Notes") with reference to a Prospectus dated January 8, 2001 (the "Prospectus"). In connection with such proceedings, I have examined, among other documents, the following:

1) The Agreement Establishing the Inter-American Development Bank (the "Bank Agreement") and the By-Laws of the Bank;

2) The Global Borrowing Authorization, Resolution DE-18/13, authorizing the issuance and sale of the Notes;

3) The Prospectus;

4) The Standard Provisions, dated as of January 8, 2001 (the "Standard Provisions");

5) The Global Agency Agreement, dated January 8, 2001, as amended, among the Bank, Kredietbank S.A. Luxembourgeoise, and Citibank, N.A. (the "Global Agency Agreement"); and

6) The Uniform Fiscal Agency Agreement, dated as of July 20, 2006, as amended, between the Bank and the Federal Reserve Bank of New York (the "FRBNY Fiscal Agency Agreement").

Pursuant to Section 5(e)(ii) of the Standard Provisions, I am of the opinion that:

a) The Bank is an international organization duly established and existing under the Bank Agreement;

b) The Bank has obtained all governmental approvals required pursuant to the Bank Agreement in connection with the offering, issue and sale of the Notes;

c) The creation, issue, sale and delivery of the Notes, and the execution of any Notes in definitive form, have been duly authorized, and when duly issued and delivered, and in the case of Notes in definitive form, duly executed, authenticated, issued and delivered, the Notes will constitute valid and legally binding obligations of the Bank in accordance with their terms;

d) Any applicable Terms Agreement or Appointment Agreement, as the case may be, as of its date, will be duly authorized, executed and delivered by the Bank;

e) Each of the Global Agency Agreement, and the FRBNY Fiscal Agency Agreement has been duly authorized, executed and delivered by the Bank and constitutes a valid and legally binding obligation of the Bank;

f) Under existing law, it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended, or to qualify an indenture with respect thereto under the U.S. Trust Indenture Act of 1939, as amended.

While I assume no responsibility with respect to the statements in the Prospectus, nothing has come to my attention which has caused me to believe that the Prospectus, as of its date and as of the date hereof, and excluding the financial statements or other financial data, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter does not relate to the financial statements or other financial data contained in the Prospectus.

In rendering the foregoing opinion, I have relied, with respect to matters of New York law, upon the opinion of Sullivan & Cromwell LLP and, with respect to matters of English law, upon the opinion of Linklaters LLP, each delivered on this date in accordance with the Standard Provisions. Also, I have assumed that signatures on all documents examined by me are genuine.

This letter is furnished by me as Chief Counsel of the Bank to Dealers appointed from time to time under the Program and is solely for their benefit.

Very truly yours,

John S. Scott
Chief Counsel

Exhibit B

PRICING SUPPLEMENT

Inter-American Development Bank

Global Debt Program

Series No: 489

CAD300,000,000 1.875 percent Notes due March 20, 2020

Issue Price: 99.684 percent

Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

BMO Capital Markets
Scotiabank
HSBC

The date of this Pricing Supplement is October 17, 2014.

Terms used herein shall be deemed to be defined as such for the purposes of the Terms and Conditions (the "Conditions") set forth in the Prospectus dated January 8, 2001 (the "Prospectus") (which for the avoidance of doubt does not constitute a prospectus for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or a base prospectus for the purposes of Directive 2003/71/EC of the European Parliament and of the Council). This Pricing Supplement must be read in conjunction with the Prospectus. This document is issued to give details of an issue by the Inter-American Development Bank (the "Bank") under its Global Debt Program and to provide information supplemental to the Prospectus. Complete information in respect of the Bank and this offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus.

Terms and Conditions

The following items under this heading "Terms and Conditions" are the particular terms which relate to the issue the subject of this Pricing Supplement. These are the only terms which form part of the form of Notes for such issue.

1.	Series No.:	489
2.	Aggregate Principal Amount:	CAD300,000,000
3.	Issue Price:	CAD299,052,000 which is 99.684 percent of the Aggregate Principal Amount
4.	Issue Date:	October 23, 2014
5.	Form of Notes (Condition 1(a)):	Registered only, as further provided in paragraph 9 of "Other Relevant Terms" below See also "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.
6.	Authorized Denomination(s) (Condition 1(b)):	CAD1,000 and integral multiples thereof
7.	Specified Currency (Condition 1(d)):	Canadian Dollars ("CAD") being the lawful currency of Canada
8.	Specified Principal Payment Currency (Conditions 1(d) and 7(h)):	CAD

9. Specified Interest Payment Currency (Conditions 1(d) and 7(h)): CAD

10. Maturity Date (Condition 6(a); Fixed Interest Rate): March 20, 2020

11. Interest Basis (Condition 5): Fixed Interest Rate (Condition 5(I))

12. Interest Commencement Date (Condition 5(III)): Issue Date (October 23, 2014)

13. Fixed Interest Rate (Condition 5(I)):

    (a) Interest Rate: 1.875 percent per annum

    (b) Fixed Rate Interest Payment Date(s): Semi-annually in arrear in equal installments (other than the first Interest Payment Date) on March 20 and September 20 in each year, commencing on March 20, 2015

    Each Interest Payment Date is subject to the Following Business Day Convention with no adjustment to the amount of interest otherwise calculated.

    (c) Initial Broken Amount: CAD7.60 per minimum Authorized Denomination, payable on March 20, 2015

    (d) Fixed Rate Day Count Fraction(s): Whenever it is necessary to compute any amount of accrued interest for a period of less than one year, such interest shall be calculated on the basis of the actual numbers of days in the period and a year of 365 days (or 366 days in a leap year) ("Actual/Actual Canadian Compound Method")

14. Relevant Financial Center: London, Toronto, New York

15. Relevant Business Days: London, Toronto, New York

16. Issuer's Optional Redemption (Condition 6(e)): No

17. Redemption at the Option of the Noteholders (Condition 6(f)):	No
18. Governing Law:	New York
19. Selling Restrictions:	
(a) United States:	Under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.
(b) United Kingdom:	Each of the Managers represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.
(c) Canada:	Each of the Managers severally acknowledges, represents and agrees that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the dealer registration requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

(d) General: No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

Other Relevant Terms

1. Listing: Application has been made for the Notes to be admitted to the Official List of the United Kingdom Listing Authority and to trading on the London Stock Exchange plc's Regulated Market

2. Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures: CDS Clearing and Depository Services Inc. ("CDS") and through direct or indirect participation in CDS: DTC, Euroclear and Clearstream, Luxembourg

   For Clearance and Settlement Procedures, see "Additional Information regarding Clearing and Settlement" below.

3. Syndicated: Yes

4. If Syndicated:

   (a) Liability: Several and not joint

   (b) Joint Lead Managers: BMO Capital Markets Corp.
   Scotia Capital Inc.

5. Commissions and Concessions: 0.125% of the Aggregate Principal Amount

6. Estimated Total Expenses: None. The Joint Lead Managers have agreed to pay for certain expenses related to the issuance of the Notes.

7. Codes:

(a) Common Code:	112290583
(b) ISIN:	CA458182DV10
(c) CUSIP:	458182DV1

8. Identity of Managers: BMO Capital Markets Corp.
Scotia Capital Inc.
HSBC Bank plc

9. Provisions for Registered Notes:

(a) Individual Definitive Registered Notes Available on Issue Date:	No
(b) DTC Global Note(s):	No
(c) Other Registered Global Notes:	Yes, issued in accordance with the Global Agency Agreement, dated January 8, 2001, among the Bank, Citibank, N.A., as Global Agent, and the other parties thereto. See "Additional Information regarding the Description of the Notes—Form, Denomination and Registration" below.

General Information

Additional Information Regarding the Notes

1. The EU has adopted a Directive regarding the taxation of savings income (the "Savings Directive"). The Savings Directive requires Member States (as defined below) to provide to the tax authorities of other Member States details of payments of interest and other similar income paid by a person to an individual in another Member State, except that Austria and Luxembourg will instead impose a withholding system for a transitional period unless during such period they elect otherwise.

The Bank undertakes that it will ensure that it maintains a paying agent in a country which is a member of the European Union (a "Member State") that will not be obliged to withhold or deduct tax pursuant to the Savings Directive.

2. United States Federal Income Tax Matters

The following supplements the discussion under the "Tax Matters" section of the Prospectus regarding the U.S. federal income tax treatment of the Notes, and is subject to the

limitations and exceptions set forth therein. Any tax disclosure in the Prospectus or this pricing supplement is of a general nature only, is not exhaustive of all possible tax considerations and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular prospective investor. Each prospective investor should consult its own tax advisor as to the particular tax consequences to it of the acquisition, ownership, and disposition of the Notes, including the effects of applicable U.S. federal, state, and local tax laws and non-U.S. tax laws and possible changes in tax laws.

Due to a change in law since the date of the Prospectus, the second paragraph of "—Payments of Interest" under the United States Holders section should be updated to read as follows: "Interest paid by the Bank on the Notes constitutes income from sources outside the United States and will, depending on the circumstances, be "passive" or "general" income for purposes of computing the foreign tax credit."

Information with Respect to Foreign Financial Assets. Owners of "specified foreign financial assets" with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. "Specified foreign financial assets" may include financial accounts maintained by foreign financial institutions (which may include the Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Notes.

Medicare Tax. A United States holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax (the "Medicare tax") on the lesser of (1) the United States holder's "net investment income" (or "undistributed net investment income" in the case of an estate or trust) for the relevant taxable year and (2) the excess of the United States holder's modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between U.S.$125,000 and U.S.$250,000, depending on the individual's circumstances). A holder's net investment income will generally include its gross interest income and its net gains from the disposition of Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a United States holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Notes.

Additional Information regarding the Description of the Notes

Form, Denomination and Registration

The Notes will be issued in the form of a fully registered global note registered in the name of CDS & CO., as nominee of CDS and held by CDS (the "Global Note"). Beneficial interests in

the Global Note will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in CDS. Investors may elect to hold interests in the Global Note directly through any of CDS (in Canada), DTC (in the United States) or Clearstream, Luxembourg or Euroclear (in Europe) if they are participants of such systems, or indirectly through organizations which are participants in such systems. DTC will hold interests on behalf of its participants directly through its account at CDS and Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in their respective names on the books of their respective Canadian subcustodians, each of which is a Canadian schedule I chartered bank ("Canadian Subcustodians"), which in turn will hold such interests in customers' securities accounts in the names of the Canadian Subcustodians on the books of CDS. Except in the limited circumstances described below, owners of beneficial interests in the Global Note will not be entitled to have Notes registered in their names, will not receive or be entitled to receive physical delivery of Notes in definitive form and will not be considered owners or holders thereof under the Global Agency Agreement.

All Notes will be recorded in a register maintained by the Registrar and will be registered in the name of CDS & CO. for the benefit of owners of beneficial interests in the Global Note, including participants of DTC, Clearstream, Luxembourg and Euroclear.

Definitive Certificates

No beneficial owner of the Notes will be entitled to receive physical delivery of the Notes in definitive form except in the limited circumstances described below.

If the Notes represented by the Global Note are held by CDS and (i) CDS notifies the Bank that it is unwilling or unable to continue as depository for the Notes and a successor depository is not appointed by the Bank within 90 working days after receiving such notice; or (ii) CDS ceases to be a recognized clearing agency under the *Securities Act* (Ontario) or a self-regulatory organization under the *Securities Act* (Québec) or other applicable Canadian securities legislation and no successor clearing system satisfactory to the Bank is available within 90 days after the Bank becoming aware that CDS is no longer so recognized, the Bank will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, the Global Note. The Bank may also at any time and in its sole discretion determine not to have any of the Notes held in the form of the Global Note and, in such event, will issue or cause to be issued fully registered Notes in definitive form upon registration of, transfer of, or in exchange for, such Global Note.

Additional Information regarding Clearing and Settlement

Links have been established among CDS, DTC, Clearstream, Luxembourg and Euroclear to facilitate initial issuance of the Notes and cross-market transfers of the Notes associated with secondary market trading. CDS will be directly linked to DTC, Clearstream, Luxembourg and Euroclear through the CDS accounts of their respective Canadian Subcustodians.

The Clearing Systems

CDS was formed in November 2006 pursuant to the restructuring of The Canadian Depository for Securities Limited ("CDS Ltd.") After the restructuring, CDS Ltd., incorporated in 1970, remains the holding company for CDS and two other operating subsidiaries. CDS is Canada's national securities clearing and depositary services organization. Functioning as a service utility for the Canadian financial community, CDS provides a variety of computer automated services for financial institutions and investment dealers active in domestic and international capital markets. CDS participants ("CDS Participants") include banks (including the Canadian Subcustodians), investment dealers and trust companies and may include certain of the Managers. Indirect access to CDS is available to other organizations that clear through or maintain a custodial relationship with a CDS Participant. Transfers of ownership and other interests, including cash distributions, in Notes in CDS may only be processed through CDS Participants and will be completed in accordance with existing CDS rules and procedures. CDS operates in Montreal, Toronto, Calgary, Vancouver and Halifax to centralize securities clearing functions through a central securities depositary.

CDS is wholly-owned by CDS Ltd., a private corporation, owned one-third by investment dealers, one-third by banks and one-third by trust companies through their respective industry associations. CDS is the exclusive clearing house for equity trading on the Toronto Stock Exchange and also clears a substantial volume of "over the counter" trading in equities and bonds.

Global Clearance and Settlement Procedures

Initial settlement for the Notes will be made in immediately available Canadian dollar funds.

Secondary market trading between CDS Participants will be in accordance with market conventions applicable to transactions in book-based Canadian domestic bonds. Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC rules. Secondary market trading between Clearstream, Luxembourg participants and or Euroclear participants will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear and will be settled using the procedures applicable to conventional Eurobonds in immediately available funds.

Transfers between CDS and DTC, Clearstream, Luxembourg or Euroclear. Cross-market transfers between persons holding directly or indirectly through CDS Participants, on the one hand, and directly or indirectly through DTC, Clearstream, Luxembourg or Euroclear participants, on the other, will be effected in CDS in accordance with CDS rules; however, such cross-market transactions will require delivery of instructions to the relevant clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines. The relevant clearing system will, if the transaction meets its settlement requirements, deliver instructions to CDS directly or through its Canadian Subcustodian to take action to effect final settlement on its behalf by delivering or receiving Notes in CDS, and making or receiving payment in accordance with normal procedures for settlement in CDS.

DTC participants, Clearstream, Luxembourg participants and Euroclear participants may not deliver instructions directly to CDS or the Canadian Subcustodians.

Because of time-zone differences, credits of Notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a CDS Participant will be made during subsequent securities settlement processing and dated the business day following the CDS settlement date. Such credits or any transactions in such Notes settled during such processing will be reported to the relevant Clearstream, Luxembourg participants or Euroclear participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of Notes by or through a Clearstream, Luxembourg participant or a Euroclear participant to a CDS Participant will be received with value on the CDS settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in CDS.

Transfers Between DTC, Clearstream, Luxembourg or Euroclear. Cross-market transfers between Clearstream, Luxembourg, Euroclear and DTC participants will be effected in CDS.

When Notes are to be transferred from the account of a DTC participant to the account of a Clearstream, Luxembourg participant or Euroclear participant, the DTC participant will transmit instructions to DTC on settlement date. The Clearstream, Luxembourg participant or Euroclear participant will transmit instructions to Clearstream, Luxembourg or Euroclear at least one business day prior to the settlement date. One business day prior to settlement date Clearstream, Luxembourg and on settlement date Euroclear, will transmit trade instructions to its respective Canadian Subcustodian. The beneficial interests in the Notes and payments for such beneficial interests will be transferred in CDS by DTC and the respective Canadian Subcustodians for Clearstream, Luxembourg and Euroclear.

Although CDS, DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of Notes among participants of CDS, DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be changed or discontinued at any time.

Additional Information regarding Currency Conversions

Currency Conversions

Initial purchasers are required to make payment in Canadian dollars. The Managers are prepared to arrange for the conversion of U.S. dollars into Canadian dollars to enable United States investors to make payment in Canadian dollars. Each such conversion will be made by such Manager on such terms and subject to such conditions, limitations and charges as such Manager may from time to time establish in accordance with its regular foreign exchange practices, and subject to applicable United States laws and regulations. All costs of conversions will be borne by such investors. See "Certain Risk Factors—Exchange Rate Risks and Exchange Controls" in the Prospectus.

Principal and interest payments in respect of the Notes (including Notes in definitive form issued in exchange for the Global Note as described above under "Definitive Certificates") are payable in Canadian dollars, but owners of beneficial interests in Notes held through DTC ("DTC Beneficial Owners") will receive such payments in U.S. dollars, unless they elect, through DTC and its participants, to receive payments in Canadian dollars as set forth below. Payments of principal and interest on Notes held through DTC will be converted to U.S. dollars in accordance with procedures established from time to time by CDS and DTC and paid to Cede & Co. for payment to DTC Beneficial Owners. All costs of such conversion will be borne by DTC Beneficial Owners receiving U.S. dollars by deduction from such payments. If there is no facility in place between CDS and DTC for the exchange of Canadian dollars into U.S. dollars, payment of the aggregate amount due to all DTC Beneficial Owners on the payment date will be made in Canadian dollars outside of DTC, unless alternative arrangements acceptable to both CDS and DTC are made by the Bank. A DTC Beneficial Owner may elect to receive payment in respect of the principal of or interest on the Notes in Canadian dollars by notifying the DTC participant through which its Notes are held on or prior to the applicable record date (in the case of an interest payment) or at least fifteen days prior to maturity (in the case of a principal payment) of (i) such DTC Beneficial Owner's election to receive all or a portion of such payment in Canadian dollars and (ii) wire transfer instructions to a Canadian dollar account with respect to any payment to be made in Canadian dollars. Such DTC participant must notify DTC of such election and wire transfer instructions on or prior to the third New York business day after such record date for any payment of interest and on or prior to the twelfth day prior to the payment of principal. DTC will notify CDS of such election and wire transfer instructions on or prior to the fifth New York business day after such record date for any payment of interest and on or prior to the tenth day prior to the payment of principal. If complete instructions are received by the DTC participant and forwarded by the DTC participant to DTC and by DTC to CDS, on or prior to such dates, the DTC Beneficial Owner will receive payment in Canadian dollars outside of DTC; otherwise only U.S. dollar payments will be made through DTC. In this paragraph, "New York business day" means a day on which banking institutions in New York, New York are not authorized or obligated by law or regulation to close.

Investors will be subject to foreign exchange risks as to payments in respect of principal and interest that may have important economic and tax consequences to them.

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________________

Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a.i.,
Finance Department

Exhibit C

TERMS AGREEMENT NO. 489 UNDER
THE PROGRAM

October 17, 2014

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577

The undersigned agree to purchase from you (the "Bank") the Bank's CAD300,000,000 1.875 percent Notes due March 20, 2020 (the "Notes") described in the Pricing Supplement related thereto, dated as of the date hereof (the "Pricing Supplement"), at 9:00 a.m. New York time on October 23, 2014 (the "Settlement Date"), at an aggregate purchase price of CAD298,677,000 calculated as set forth below, on the terms set forth herein and in the Standard Provisions, dated as of January 8, 2001, relating to the issuance of Notes by the Bank (the "Standard Provisions"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term "Notes" refers to the Notes as defined herein. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that (a) the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof; and (b) as of the date hereof, all documents or other information required by the applicable provincial regulatory authorities in Canada to be filed so that the Notes will qualify as debt securities described in section 2.34(2)(f) of National Instrument 45-106 – Prospectus and Registration Exemptions have been filed with such regulatory authorities by or on behalf of the Issuer.

The obligation of each of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank's representations and warranties contained in the Standard Provisions and to the Bank's performance and observance of all applicable covenants and agreements contained therein. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of the documents referred to in Section 6(b) of the Standard Provisions.

Subject to Section 5(f) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and net income of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

1. The Bank agrees that it will issue the Notes and the Managers named below severally and not jointly agree to purchase the Notes at the aggregate purchase price specified above, calculated as follows: the issue price of 99.684 percent of the principal amount (CAD299,052,000) less a combined management and underwriting commission and selling concession of 0.125 percent of the principal amount (CAD375,000). For the avoidance of doubt, the Managers' aggregate purchase price is CAD298,677,000.

   The respective principal amounts of the Notes that each of the Managers commits to underwrite are set forth opposite their names below:

Name	Principal Amount (CAD)
BMO Capital Markets Corp.	148,500,000
Scotia Capital Inc.	148,500,000
HSBC Bank plc	3,000,000

2. Payment for the Notes shall be made on the Settlement Date by Scotia Capital Inc. ("Scotia") to the Bank by transfer in immediately available funds to an account designated by the Bank. The Notes shall be issued in the form of a registered global note which shall be registered in the name of CDS & CO. as nominee for CDS Clearing and Depository Services Inc. Delivery of the Notes shall be made to Scotia or to their order for the respective accounts of the several Managers on the Settlement Date.

3. The Bank hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains. Each of the undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement. Each of the undersigned acknowledges having received copies of the following documents which it has requested:

   - a copy of the Prospectus and the Global Agency Agreement, duly executed by the parties thereto;

- a copy of the letter agreement, dated October 17, 2014, appointing Citi Trust Company Canada as an agent under the Global Agency Agreement, duly executed by the parties thereto; and

- a copy of the most recently delivered documents referred to in Section 6(a) or 6(b), as applicable, of the Standard Provisions.

4. In consideration of the Bank appointing each of the undersigned as a Dealer solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Bank and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5. Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

For purposes hereof, the notice details of each of the undersigned are as follows:

FOR THE BANK:

Inter-American Development Bank
1300 New York Avenue, N.W.
Washington, D.C. 20577
Attention: Finance Department,
Cash and Settlements Management Group
Email: FIN_CMO@iadb.org
Telephone: 202-623-3131

FOR THE MANAGERS:

BMO Capital Markets Corp.
115 South LaSalle Street
Floor 37 West

Chicago, Illinois 60603
Attention: Scott Graham
Telephone: 312-845-2695
Fax: 312-293-5926

6. If a default occurs with respect to one of the several underwriting commitments to purchase any Notes under this Terms Agreement, the Manager who has not defaulted with respect to its underwriting commitment will take up and pay for Notes as to which such default occurred, up to but not exceeding in the aggregate 20% of the principal amount of the Notes for which the non-defaulting Manager was originally committed; provided, however, that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667% of the principal amount of the Notes, the non-defaulting Manager shall be entitled to terminate this Terms Agreement without any liability on its part. Nothing herein will relieve a defaulting Manager from liability for its default.

7. To complement the selling restrictions contained in exhibit D to the Standard Provisions, each of the undersigned hereby:

(i) Acknowledges that: under the provisions of Section 11(a) of the Inter-American Development Bank Act, the Notes are exempted securities within the meaning of Section 3(a)(2) of the U.S. Securities Act of 1933, as amended, and Section 3(a)(12) of the U.S. Securities Exchange Act of 1934, as amended.

(ii) Represents and agrees that it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

(iii) Severally acknowledges, represents and warrants that (a) no prospectus has been issued or will be issued in respect of the Notes for distribution to the public under applicable Canadian securities laws, and (b) the Notes may not be offered or sold, directly or indirectly, in Canada except in compliance with applicable Canadian securities laws and accordingly, any sales of the Notes will be made (i) through a Canadian chartered bank, an appropriately registered securities dealer or in accordance with an available exemption from the dealer registration requirements under applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such securities laws.

(iv) No action has been or will be taken by the Issuer that would permit a public offering of the Notes, or possession or distribution of any

offering material relating to the Notes in any jurisdiction where action for that purpose is required. Accordingly, each of the Managers agrees that it will observe all applicable provisions of law in each jurisdiction in or from which it may offer or sell Notes or distribute any offering material.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 10 of the Standard Provisions.

This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BMO CAPITAL MARKETS CORP.
SCOTIA CAPITAL INC.
(each, a "Joint Lead Manager")

By: BMO CAPITAL MARKETS CORP.

By: ______________________
Name: Scott Graham
Title: managing director

HSBC BANK PLC
(together with the Joint Lead Managers, the "Managers")

By: BMO CAPITAL MARKETS CORP.

By: ______________________
Name: Scott Graham
Title: Managing Director

CONFIRMED AND ACCEPTED, as of the date first written above:

INTER-AMERICAN DEVELOPMENT BANK

By: ______________________
Name: Alberto L. Suria
Title: Chief Financial Officer and General Manager a.i., Finance Department